CHEMBIO DIAGNOSTICS, INC.

CORPORATE FACT SHEET

August 2016

STOCK INFORMATION (as of August 8, 2016)

Ticker: CEMI

Exchange: Nasdaq

Share Price: $7.31/share

Market Cap: $87.62 Million

CORPORATE HIGHLIGHTS

- Global Provider of High Quality POC Infectious Disease Assays
    - Sales in 43 countries

- Patented DPP® (Dual Path Platform) Technology
    - Multiple products sold into Latin America and U.S.
    - Lead Product: DPP® HIV 1/2 Assay for Blood/Oral Fluid
    - FDA Approved & CLIA-Waived

Future Pipeline of DPP® POC Assays (currently in internal development)
    - HIV-Syphilis Combination Assay (U.S.)
    - Malaria Assay

- Ongoing Collaborations and Development Projects for:
    - Dengue Fever
    - Zika
    - Malaria (oral fluid/saliva)
    - Ebola & Other Febrile Illness
    - Fever Panel
    - Flu Immunostatus
    - Traumatic Brain Injury
    - Cancer (specific form)

COMPANY SNAPSHOT

Chembio Diagnostics, Inc. (NASDAQ: CEMI) develops, manufactures, licenses and markets rapid diagnostic assays in the growing $8.0 billion point-of-care (POC) testing market. In addition to its branded and proprietary HIV assays, which it sells in the U.S. and internationally, the Company has several ongoing collaborations for the development of diagnostic assays for Malaria, Dengue Fever, Zika, Ebola and other febrile illness, flu immunostatus, brain injury and a specific form of cancer.

Dual Path Platform (DPP®) is Chembio's patented POC technology, which offers significant advantages over lateral-flow technologies including enhanced sensitivity and the ability to conduct multiple tests from a single sample (multiplexing). DPP® continues to provide Chembio with a growing pipeline of business opportunities for the development and manufacture of new products.

CHEMBIO'S LEAD PRODUCTS

DPP® HIV-Syphilis Assay
***available in selected non-U.S. markets*
- Rapid, muliplex detection of HIV 1, HIV 2, and syphilis using a single sample



DPP® HIV 1/2 Assay
- Rapid detection of HIV 1 and HIV 2 antibodies in oral fluid and all blood matrices



HIV 1/2 STAT-PAK® Assay
- Single-use, rapid, visual detection of HIV 1 and HIV 2 antibodies



SURE CHECK® HIV 1/2 Assay
- Self-contained, single-use collection & testing device



CHEMBIO'S DPP® DUAL PATH PLATFORM

- Patented technology

- Allows improved sensitivity and specificity compared to lateral flow technology

- Enables multiple test results via a single blood sample (e.g., HIV-Syphilis Combo Assay)

- Utilized with DPP® Micro Reader for improved results

- Offers application within infectious disease and potential for a number of other indications


DPP® Micro Reader

Mechanism → **Results**



Screening Assays



Confirmatory/Multiplex Assays



Sexually Transmitted Diseases

HIV
- 35 million people living with HIV/AIDS worldwide (2013)
- More than 1.1 million people in the U.S. are living with HIV infection, and approximately 1 in 8 are unaware of their infection

Syphilis
- Approx. 12 million people globally become ill with syphilis annually
- From 2005-2013, syphilis cases in the U.S. nearly doubled, from 8,724 to 16,663

Fever Diseases

Malaria
- Approximately 198 million infections and 584,000 deaths annually (2013)

Dengue Fever
- Approximately 100 million infections annually with 40% of the world population at risk (2013)

Ebola
- Approximately 28,000 infections and 11,000 deaths in 2014 – 2015

Zika
- In February 2016, WHO declared the Zika virus a 'public health emergency of international concern,' as the virus spread to more than twenty countries.

DPP® PIPELINE & COLLABORATORS

Chembio Current Internal Development:
- DPP® HIV-Syphilis Assay (U.S. market)
- DPP® Malaria Assay

Current Development Collaborations:
- DPP® Dengue Fever – Undisclosed collaborator
- DPP® Ebola & Febrile Illness – Integrated BioTherapeutics, Inc.
- DPP® Flu Immunostatus – CDC Contractor
- DPP® Traumatic Brain Injury – Perseus Science Group LLC
- DPP® Cancer (a specific form) – Undisclosed collaborator
- DPP® Fever Panel – The Paul G. Allen Ebola Program
- DPP® Malaria OF/Saliva– The Bill and Melina Gates Foundation
- DPP® Zika Assay – The Paul G. Allen Family Foundation

Tech Transfer and Distribution:
- DPP® technology for Geenius™ HIV 1/2 Confirmatory Assay – Bio Rad
- DPP® product distribution in Brazil – Oswaldo Cruz Foundation
- DPP® Ebola and DPP® Febrile Illness - CDC Research Agreement
- DPP® co-branding and distribution in Brazil – Labtest,Diagnostica SA
- DPP® tech transfer, manufacture and distribution in Malaysia – RVR
- DPP® Micro Reader

SENIOR EXECUTIVE OFFICERS

John J. Sperzel III	Richard Larkin, CPA
Chief Executive Officer	*Chief Financial Officer*
Sharon Klugewicz, M.S.	Javan Esfandiari, M.S.
Chief Operating Officer	*Chief Science & Technology Officer*

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
631-924-1135
www.chembio.com

Company Contact
Susan Norcott
Chembio Diagnostics, Inc.
631-924-1135, ext. 125
snorcott@chembio.com

Investor Relations
Stephanie Diaz
Vida Strategic Partners
415-675-7401
sdiaz@vidasp.com